Mail Stop 3561

December 30, 2005

Jerry Kroll, Chief Executive Officer
Hemptown Clothing Inc.
1307 Venables Street
Vancouver, British Columbia
Canada V5L 2G1

      Re: **Hemptown Clothing, Inc.**
                Form 10-KSB for Fiscal Year Ended December 31, 2004
                Forms 10-QSB for Fiscal Quarters Ended March 31, 2005,
                June 30, 2005 and September 30, 2005
                File No. 0-50367

Dear Mr. Kroll:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your statement in the penultimate paragraph on page 19 that you "are not required under the Securities Exchange Act to file a proxy statement." Similarly, in the first paragraph on page 63, you state that you "are not required to file reports under Section 16 of the Exchange Act." The basis for these statements is unclear because our records indicate that your common stock is registered under Section 12(g) of the Exchange Act. In particular, we note the registration statement on Form 8-A filed on August 15, 2003. A reporting company with shares registered under Section 12 is subject to the proxy rules and Section 16.

Please revise or advise. In addition, if your shares indeed are registered under Section 12, please tell us why you did not solicit proxies for your recent annual meeting and what steps you are taking to ensure compliance in the future.

2. We note on November 28, 2005 you issued a press release announcing the appointment of Jason Finnis as your chief operating officer replacing Guy Carpenter. It does not appear, however, that you filed an Item 5.02 Form 8-K to report that event within four business days. Please tell us why you apparently did not file the required Form 8-K. Please also be aware that failure to timely file all reports, including an Item 5.02 Form 8-K, required by Section 15(d) of the Exchange Act during the prior twelve months will impact your eligibility to utilize Form S-3, such as in connection with a secondary offering contemplated by I.B.3 of the General Instructions.

3. Please tell us what consideration your principal executive and principal financial officers gave to your apparent failure to file required Exchange Act reports and proxy materials, as reflected in the prior two comments, in making their effectiveness conclusion as to disclosure controls and procedures as required by Item 307 of Regulation S-B. To the extent necessary, please provide revised disclosure in the periodic report amendments requested below.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Facing Page

4. Please note that your correct reporting number for periodic filings with us is 0-50367. Please use this number when making any non-Williams Act filings.

Description of Business, page 1

Business Operations, page 2

5. Please clarify the reference in the third paragraph to your dealing with 2,000 resellers and four distributors to explain whether by "dealing" you mean actual sales to each of these entities. If not, please revise appropriately.

Product Inconsistencies, page 4

6. Please revise to clarify your actual experience with production difficulties related to the consistency of hemp material. Indicate, for example, what percentage of production runs you must reject because of flaws in the finished products, and demonstrate statistically how these numbers have varied from inception to the

present time. We note your discussion of quality control at the subheading "Production" on page 6.

Our Target Markets, page 8

7. If you retain this list of potential markets, please make clear that these groups represent potential sales only and not actual sales, except in cases where you are able to claim such actual sales. However, in those cases, you should quantify the amounts of the sales. Please eliminate references to any specific entities such as Gildan, Fruit of the Loom and Anvil which have not made actual contributions to your sales.

Recent Sales of Unregistered Securities, page 25

8. Please revise to state specifically the dates of the transactions described.

Management's Discussion and Analysis or Plan of Operation, page 26

9. Please revise to include discussion of any known trends, events or uncertainties which have had or are reasonably likely to have a material effect on your short-term or long-term liquidity, on your net sales or revenues or income from continuing operations, or on your financial condition or results of operation.

Results of Operations, page 27

10. Please revise to provide a more comprehensive discussion of the reasons for changes in the period-to-period results. Generally avoid simply reciting the numerical changes that are readily obtainable from your financial statements. For example, please see the bottom and top paragraph on pages 27 and 28.   Rather, provide a more detailed discussion and analysis of the reasons for the changes. For example, address in greater detail the reasons for your revenue growth. Please also revise in the Liquidity and Capital Resources subsection as appropriate. We refer to you our interpretive guidance published in December 2003 regarding Management's Discussion and Analysis disclosure, Release 34-48960, available at http://www.sec.gov/rules/interp/33-8350.htm

Off-Balance Sheet Arrangements, page 32

11. You disclose that in May 2004, you entered into a joint collaboration agreement with the National Research Council of Canada to develop a patentable enzyme technology for the processing of hemp fibres. In connection with this agreement, we note that in addition to cash payments specified in the agreement, you are required to contribute research and development work to the project valued at

approximately $460,483 (CDN$553,500). Please revise your disclosure to include a discussion of this off-balance sheet commitment.

Financial Statements, page 33

Auditors' Report, page 35

12. We note that your current independent registered public accounting firm's audit opinion is limited to your financial position at December 31, 2004 and the results of your operations, stockholders' equity and cash flows for the year then ended. Please be advised that you are required to have audited financial statements for all periods presented in your Form 10-KSB. Therefore, please obtain an audit report from your prior independent registered public accounting firm covering the other periods presented in your Form 10-KSB and amend your filing accordingly.

13. Based upon your disclosure in Note 1 on page 42, it appears that the financial statements have been prepared in accordance with U.S. generally accepted accounting principles. Please request your auditors to revise the opinion paragraph of their report to state clearly that the financial statements referred to in their report present fairly the financial position of you company as of December 31, 2004 and the results of operation and cash flows and the changes in stockholders' equity for the year then ended, in conformity with U.S. generally accepted accounting principles.

14. We note that the report of your current independent registered public accounting firm includes an additional paragraph indicating that the auditors who reported on your comparative financial statements for the fiscal year ended December 31, 2004 rendered a qualified opinion. We note, however, that your prior auditors rendered an unqualified opinion on the financial statements included in your Form 10-KSB for the fiscal year ended December 31, 2003, filed March 26, 2004. Please request your current auditors to correct their report accordingly.

Consolidated Balance Sheets, page 36

15. We note that at December 31, 2003 you include, as a component of shareholders' equity, the line item "Payables with equity components." Based upon disclosure within your document, it appears that the $200,000 balance is comprised of $150,000 due to Devlin Jensen, Barristers & Solicitors for legal services and $50,000 due to Drake Enterprises related to a loan agreement. Although these liabilities were settled during 2004 through issuances of common stock, it does not appear appropriate to report the $200,000 balance as a component of shareholders' equity at December 31, 2003. Please revise your financial

statements to remove the liability balance from the shareholders' equity section of your balance sheet at December 31, 2003 or tell us why a revision is unnecessary.

Note 12. Commitments, page 54

National Research Council of Canada ("NRC") collaboration, page 55

16. You disclose that in May 2004, you entered into a joint collaboration agreement with the National Research Council of Canada to develop a patentable enzyme technology for the processing of hemp fibres. In connection with this agreement, we note that you are required to pay the National Research Council of Canada $234,609 (CDN $282,000) in cash according to a specified schedule throughout the term of the Agreement that expires on May 9, 2007. It appears you have not reflected this contractual cash obligation in your financial statements as of December 31, 2004. Please revise your financial statements to report the balance of this obligation at December 31, 2004 or tell us why a revision is unnecessary.

Note 16. Property Transfer, page 57

17. Based upon your disclosure, it appears that on July 3, 2004, you received 80 acres of industrial property in Craik, Saskatchewan to be used for the development of a hemp fibre mill in exchange for consideration of $1.00. Please clarify your disclosure to indicate whether you received title to the land or that you were granted rights to utilize the property over a specified period of time. In this regard, please clarify your statement that "the transfer of the registration was completed on February 8, 2005."

Signatures

18. As required by General Instruction C to Form 10-KSB, your controller or principal accounting officer also should sign this annual report.

Exhibits 31.1 and 31.2

19. It appears these certifications reflect an outdated version. Please amend to provide the current certifications required by Item 601(b)(31) of Regulation S-B. Please be aware that the certifications relate to the entire periodic report and thus compliance with this comment requires that you refile your Form 10-KSB, and Forms 10-QSB as appropriate, in their entirety with the correct certifications.

Form 10-QSB for Fiscal Quarter Ended September 30, 2005

20. Please revise to comply with the above comments as appropriate.

Interim Consolidated Statements of Operations and Deficit, page 6

21. Based upon your disclosure on page 26, it appears that during the quarterly period Ended September 30, 2005, you sold 1,300,000 shares of Crailar Fiber Technologies Inc. common stock, representing a 25% interest, to two accredited U.S. resident investors and two non-U.S. investors for aggregate gross proceeds of $1,300,000. In connection with this transaction, we note that you recorded a gain of $975,469. It appears that realization of this gain is not assured given that Crailar is in the research and development stage. It therefore appears that the transaction should be accounted for as a capital transaction in your consolidated financial statements. Please amend this Form 10-QSB to revise your accounting treatment for this transaction or tell us why a revision is unnecessary. Please refer to SAB Topic 5:H.

Form 10-QSB for Fiscal Quarter Ended June 30, 2005
Form 10-QSB for Fiscal Quarter Ended March 31, 2005

22. Please revise to comply with the above comments as appropriate.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Regina Balderas at (202) 551-3722, or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Yarashus at (202) 551-3239, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me, at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jerry Kroll, Chief Executive Officer
        Hemptown Clothing Inc.
        Fax: (604) 255-5038